Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Term Sheet to Product Supplement No. 3-I Registration Statement No. 333-177923 Dated October 1, 2013; Rule 433

Structured Investments	$ Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar due October 17, 2014

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Spot Rate of the Mexican peso relative to the U.S. dollar is less than or equal to 110% of the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated by more than 10% relative to the U.S. dollar). Investors should be willing to forgo fixed interest payments, in exchange for the opportunity to receive Contingent Interest Payments. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	The notes will be automatically called if the Spot Rate of the Mexican peso relative to the U.S. dollar on any Review Date (other than the final Review Date) is less than or equal to the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated or remained flat relative to the U.S. dollar). The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is January 6, 2014.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 17, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about October 4, 2013 and are expected to settle on or about October 9, 2013.
•	Notwithstanding anything to the contrary in the accompanying product supplement, the notes will bear contingent interest and will not provide fixed interest payments. See “Supplemental Terms of the Notes” in this term sheet for additional information.

Key Terms

Reference Currency:	Mexican peso (MXN)
Base Currency:	U.S. dollar (USD)
Contingent Interest Payments:

If the notes have not been previously called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier of 110% of the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated by more than 10% relative to the U.S. dollar), you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $26.625* (equivalent to an interest rate of at least 10.65%* per annum, payable at a rate of at least 2.6625%* per quarter).

If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e., from the pricing date to the relevant Review Date, the Mexican peso has depreciated by more than 10% relative to the U.S. dollar), no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Rate:	110% of the Starting Spot Rate
Contingent Interest Rate:

At least 10.65%* per annum, payable at a rate of at least 2.6625%* per quarter, if applicable

*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 10.65% per annum.

Automatic Call:	If the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated or remained flat relative to the U.S. dollar), the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes have not been previously called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been previously called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the notes have not been previously called and a Trigger Event has occurred, you will lose more than 10% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

Trigger Event:	A Trigger Event will occur if the Ending Spot Rate is greater than the Trigger Rate of 110% of the Starting Spot Rate (i.e., from the pricing date to the final Review Date, the Mexican peso has depreciated relative to the U.S. dollar by more than 10%).
Reference Currency Return:	Starting Spot Rate – Ending Spot Rate Starting Spot Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.

Starting Spot Rate:

The Starting Spot Rate is expressed as a number of Mexican pesos per U.S. dollar, will be provided in the pricing supplement and will be (a) the Spot Rate on the pricing date, determined as specified under “Additional Key Terms — Spot Rate” on page TS-1 of this term sheet, or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially reasonable manner.

Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-4 of this term sheet.

Ending Spot Rate:	The Spot Rate on the final Review Date
Review Dates†:	January 6, 2014, April 4, 2014, July 7, 2014 and October 14, 2014 (the “final Review Date”)
Interest Payment Dates†:	January 9, 2014, April 9, 2014, July 10, 2014 and the Maturity Date
Call Settlement Date†:	Notwithstanding anything to the contrary in the accompanying product supplement, if the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	October 17, 2014
Other Key Terms	See “Additional Key Terms” on page TS-1 of this term sheet.
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I and “Supplemental Terms of the Notes” in this term sheet

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-43 of the accompanying product supplement no. 3-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $980.50 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 1, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Mexico City, Mexico) and (b) banking institutions in The City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Mexican pesos per U.S. dollar and is equal to the Mexican peso per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT10 at approximately 4:00 p.m., Greenwich Mean Time, on that day.
•	CUSIP — 48126NSU2

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1)	the Review Dates are “Determination Dates” as described in the accompanying product supplement no. 3-I and are subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” in the accompanying product supplement no. 3-I. If, due to a non-currency business day or a market disruption event, a Review Date is postponed so that it falls less than three business days prior to the applicable scheduled Interest Payment Date, that Interest Payment Date will be postponed to the third business day following that Review Date, as postponed, and the applicable Contingent Interest Payment will be made on that Interest Payment Date, as postponed, with the same force and effect as if that Interest Payment Date had not been postponed, and no additional interest will accrue or be payable as a result of the delayed payment;
(2)	you should disregard the information set forth in the section entitled “Description of Notes — Interest Payments” in the accompanying product supplement no. 3-I. The notes will bear contingent interest as specified under “Key Terms — Contingent Interest Payment,” and any Contingent Interest Payment per $1,000 principal amount note will be equal to:

$1,000 × Interest Rate × 1/4

(3)	if payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If any Interest Payment Date on which a Contingent
JPMorgan Structured Investments —	TS-1
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Interest Payment is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue or be payable as a result of the delayed payment; and

(4)	notwithstanding anything to the contrary in the accompanying product supplement no. 3-I, any Contingent Interest Payment payable upon the occurrence of an event of default with respect to the notes will be prorated based on the ratio of the actual number of days from and including the previous Interest Payment Date to but excluding the accelerated Maturity Date over the number of days from and including the previous Interest Payment Date to but excluding the next scheduled Interest Payment Date.

How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Mexican pesos per U.S. dollar. As a result, a decrease in the Spot Rate from the pricing date to a Review Date means that the Mexican peso has appreciated / strengthened relative to the U.S. dollar from the pricing date to that Review Date. This means that one Mexican peso could purchase more U.S. dollars on that Review Date than it could on the pricing date. Viewed another way, it would take fewer Mexican pesos to purchase one U.S. dollar on that Review Date than it did on the pricing date.

For example, assuming the Starting Spot Rate is 13.00 for the Mexican peso relative to the U.S. dollar and the Spot Rate on a Review Date is 11.70, the Mexican peso has appreciated / strengthened relative to the U.S. dollar from the pricing date to that Review Date. Under these circumstances, the notes will be automatically called if that Review Date is not the final Review Date.

Conversely, an increase in the Spot Rate from the pricing date to a Review Date means that the Mexican peso has depreciated / weakened relative to the U.S. dollar from the pricing date to that Review Date. This means that it would take more Mexican pesos to purchase one U.S. dollar on that Review Date than it did on the pricing date. Viewed another way, one Mexican peso could purchase fewer U.S. dollars on that Review Date than it could on the pricing date.

For example, assuming the Starting Spot Rate is 13.00 for the Mexican peso relative to the U.S. dollar and the Spot Rate on a Review Date is 15.60, the Mexican peso has depreciated / weakened relative to the U.S. dollar from the pricing date to that Review Date. Under these circumstances, because the Spot Rate on that Review Date is greater than the Interest Barrier, no Contingent Interest Payment will be payable with respect to that Review Date. In addition, if that Review Date is the final Review Date, because the Spot Rate on that Review Date is greater than the Trigger Rate, a Trigger Event has occurred, and you would lose 20% of your principal amount at maturity based on the Reference Currency Return of -20% (see Example 1 below).

The Reference Currency Return reflects the return of the Mexican peso relative to the U.S. dollar from the pricing date to the final Review Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Mexican peso relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Mexican pesos at the Starting Spot Rate on the pricing date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this term sheet, we refer to the return of the Mexican peso relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Mexican peso relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the magnifying effect on any depreciation of the Mexican peso relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Starting Spot Rate of 13.00 for the Mexican peso relative to the U.S. dollar.

Example 1: The Mexican peso weakens from the Starting Spot Rate of 13.00 Mexican pesos per U.S. dollar to the Ending Spot Rate of 15.60 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to -20.00%, calculated as follows:

(13.00 – 15.60) / 13.00 = -20.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -16.67%.

Example 2: The Mexican peso weakens from the Starting Spot Rate of 13.00 Mexican pesos per U.S. dollar to the Ending Spot Rate of 26.00 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(13.00 – 26.00) / 13.00 = -100.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -50.00%.

As Examples 1 and 2 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of at least $26.625* per $1,000 principal amount note (equivalent to an interest rate of at least 10.65%* per annum, payable at a rate of at least 2.6625%* per quarter). If the notes have not been previously called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier of 110% of the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated by more than 10% relative to the U.S. dollar), you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e., from the pricing date to the relevant Review Date, the Mexican peso has depreciated by more than 10% relative to the U.S. dollar), no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

* The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 10.65% per annum.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated or remained flat relative to the U.S. dollar), your notes will be automatically called prior to the Maturity Date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes have not been previously called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been previously called and a Trigger Event has occurred, you will lose more than 10% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	RETURN DEPENDENT ON THE MEXICAN PESO VERSUS THE U.S. DOLLAR — The return on the notes is dependent on the performance of the Mexican peso, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Mexican peso relative to the U.S. dollar as described under “Key Terms” in this term sheet. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.
•	TAX TREATMENT — For information relating to the tax treatment of the notes, please see “Material U.S. Federal Income Tax Consequences” in this term sheet.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Mexican peso, the U.S. dollar or the exchange rate between the Mexican peso and U.S. dollar or any contracts related to the Mexican peso, the U.S. dollar or the exchange rate between the Mexican peso and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been previously called and a Trigger Event has occurred, you will lose 1% of the principal amount of your notes at maturity for every 1% of decline in the Reference Currency Return. Accordingly, under these circumstances, you will lose more than 10% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Mexican peso relative to the U.S. dollar. If the notes have not been previously called, we will make a Contingent Interest Payment with respect to a Review Date only if the Spot Rate on that Review Date is less than or equal to the Interest Barrier. If the Spot Rate on that Review Date is greater than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Spot Rate on each Review Date is greater than its Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have
JPMorgan Structured Investments —	TS-3
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE MEXICAN PESO RELATIVE TO THE U.S. DOLLAR — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the Mexico peso relative to the U.S. dollar, which may be significant. You will not participate in any appreciation in the Mexico peso relative to the U.S. dollar. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Mexican peso relative to the U.S. dollar during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent, involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date.

•	THE BENEFIT PROVIDED BY THE TRIGGER RATE MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Spot Rate is greater than the Trigger Rate (i.e., a Trigger Event occurs), the benefit provided by the Trigger Rate will terminate and you will be fully exposed to any depreciation in the Mexican peso relative to the U.S. dollar. The Ending Spot Rate will be determined based on the Spot Rate on a single day near the end of the term of the notes; the Spot Rate at the Maturity Date or at other times during the term of the notes could be less than or equal to the Trigger Rate. This difference could be particularly large if there is significant volatility in the Spot Rate during the term of the notes, especially on dates near the final Review Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
JPMorgan Structured Investments —	TS-4
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Currency Return, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the exchange rate and the volatility of the exchange rate of the Mexican peso relative to the U.S. dollar;
•	suspension or disruption of market trading in the Mexican peso or the U.S. dollar;
•	the time to maturity of the notes;
•	whether the Spot Rate has been, or is expected to be, greater than the Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the Mexican peso relative to the U.S. dollar from the pricing date to the final Review Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Mexican peso relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Mexican pesos at the Starting Spot Rate on the pricing date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this term sheet, we refer to the return on the Mexican peso relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any depreciation of the Mexican peso relative to the U.S. dollar will be magnified, as compared to a conversion return. The magnifying effect on any depreciation of the Mexican peso relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Reference Currency Return Formula Work?” in this term sheet for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Mexican peso or contracts related to the Mexican peso for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Mexican peso or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

JPMorgan Structured Investments —	TS-5
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Mexico and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Mexico and the United States; and
•	the extent of governmental surplus or deficit in Mexico and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Mexico and the United States, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Mexico depends heavily on the export of commodities and the values of the Mexican peso relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Mexican peso relative to the U.S. dollar and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Mexico and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Mexican pesos, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. In particular, any tightening of U.S. monetary policy during the term of the notes may negatively affect emerging markets currencies and the value of the notes. Global events, even if not directly applicable to Mexico or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Mexican peso and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Mexican peso relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow
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Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Contingent Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Contingent Interest Rate.
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Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-I does not apply to the notes issued under this term sheet and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the notes. It applies to you only if you hold a note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a “regulated investment company” as defined in Code Section 851;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
•	a dealer in securities;
•	a person holding a note as part of a “straddle” or conversion transaction, or who has entered into a “constructive sale” with respect to a note;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this term sheet, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws and the potential application of the provision of the Code known as the Medicare contribution tax are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of state, local or foreign jurisdictions.

Tax Treatment of the Notes

The tax consequences of an investment in the notes are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (“IRS”). Insofar as we have tax reporting responsibilities with respect to your notes, we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described below. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. The following discussion assumes our intended treatment is respected, except where otherwise indicated.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons

Although the U.S. federal income tax treatment of Contingent Interest Payments (including any Contingent Interest Payments paid in connection with an automatic call or at maturity) is uncertain, we intend to treat any Contingent Interest Payments with respect to the notes as ordinary income.

Upon a sale or exchange of a note (including upon an automatic call or at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note (assuming Contingent Interest Payments are properly treated as ordinary income, as described above). Your gain or loss will generally be ordinary foreign currency income or loss under Section 988 of the Code (other than amounts attributable to Contingent Interest Payments, which are likely to be treated as described above). Foreign currency losses are potentially subject to certain reporting requirements. Under Section 988, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss. It is unlikely that an election is available under Section 988 to treat your gain or loss with respect to the notes as capital gain or loss. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of making a Section 988 election.

Uncertainties Regarding Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons

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Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially affected. For example, the notes may be treated as contingent payment debt instruments issued by us, in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, in which event the amounts you would be required to include in income in any year could differ materially from the Contingent Interest Payments (if any) you receive in that year. In addition, in 2007, the IRS issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

Moreover, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including at maturity or upon an automatic call).

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are engaged in a U.S. trade or business, and if income from a note is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S.-situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCERTAIN. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

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Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

If the notes have not been previously called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier of 110% of the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated by more than 10% relative to the U.S. dollar), you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $26.625 (equivalent to an interest rate of at least 10.65% per annum, payable at a rate of at least 2.6625% per quarter). The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 10.65% per annum. If the Spot Rate on any Review Date is greater than the Interest Barrier (i.e., from the pricing date to the relevant Review Date, the Mexican peso has depreciated by more than 10% relative to the U.S. dollar), no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Spot Rate is greater than the Interest Barrier as a “No-Coupon Date.” The following table assumes a Contingent Interest Rate of 10.65% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$106.500
1 No-Coupon Date	$79.875
2 No-Coupon Dates	$53.250
3 No-Coupon Dates	$26.625
4 No-Coupon Dates	$0.000

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. The following table and examples assume a Starting Spot Rate of 13.00, an Interest Barrier and a Trigger Rate of 14.30 (equal to 110% of the hypothetical Starting Spot Rate) and a Contingent Interest Rate of 10.65% per annum (payable at a rate of 2.6625% per quarter). The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 10.65% per annum. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Spot Rate	Review Dates Prior to the Final Review Date		Final Review Date
	Reference Currency Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Reference Currency Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
2.6000	80.00%	$1,026.625	80.00%	$1,026.625	N/A
3.9000	70.00%	$1,026.625	70.00%	$1,026.625	N/A
5.2000	60.00%	$1,026.625	60.00%	$1,026.625	N/A
6.5000	50.00%	$1,026.625	50.00%	$1,026.625	N/A
7.8000	40.00%	$1,026.625	40.00%	$1,026.625	N/A
9.1000	30.00%	$1,026.625	30.00%	$1,026.625	N/A
10.4000	20.00%	$1,026.625	20.00%	$1,026.625	N/A
11.7000	10.00%	$1,026.625	10.00%	$1,026.625	N/A
12.3500	5.00%	$1,026.625	5.00%	$1,026.625	N/A
13.0000	0.00%	$1,026.625	0.00%	$1,026.625	N/A
13.6500	-5.00%	$26.625	-5.00%	$1,026.625	N/A
14.3000	-10.00%	$26.625	-10.00%	$1,026.625	N/A
14.3013	-10.01%	N/A	-10.01%	N/A	$899.90
15.6000	-20.00%	N/A	-20.00%	N/A	$800.00
16.9000	-30.00%	N/A	-30.00%	N/A	$700.00
18.2000	-40.00%	N/A	-40.00%	N/A	$600.00
19.5000	-50.00%	N/A	-50.00%	N/A	$500.00
20.8000	-60.00%	N/A	-60.00%	N/A	$400.00
22.1000	-70.00%	N/A	-70.00%	N/A	$300.00
23.4000	-80.00%	N/A	-80.00%	N/A	$200.00
24.7000	-90.00%	N/A	-90.00%	N/A	$100.00
26.0000	-100.00%	N/A	-100.00%	N/A	$0.00

(1) The notes will be automatically called if the Spot Rate on any Review Date (other than the final Review Date) is less than or equal to the Starting Spot Rate.

(2) You will receive a Contingent Interest Payment at maturity if the Spot Rate on the final Review Date is less than or equal to the Interest Barrier.

(3) A Trigger Event occurs if the Ending Spot Rate (i.e., the Spot Rate on the final Review Date) is greater than the Trigger Rate.

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Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the payments on the notes in different hypothetical scenarios are calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 13 to a Spot Rate of 11.70 on the first Review Date. Because the Spot Rate on the first Review Date is less than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the Spot Rate on the first Review Date is less than the Starting Spot Rate, the notes are automatically called. Accordingly, the investor receives a payment of $1,026.625 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $26.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The Reference Currency depreciates from the Starting Spot Rate of 13 to a Spot Rate of 15.60 on the first Review Date and 13.65 on the second Review Date and appreciates from the Starting Spot Rate of 13 to an Ending Spot Rate of 11.70 on the third Review Date. Because the Spot Rate on the first Review Date is greater than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the Spot Rate on each of the second and third Review Dates is less than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the Spot Rate on the third Review Date is less than the Starting Spot Rate, the notes are automatically called. Accordingly, the investor receives a payment of $26.625 in connection with the second Review Date and a payment of $1,026.625 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $26.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,053.25 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, and the Reference Currency appreciates from the Starting Spot Rate of 13 to an Ending Spot Rate of 10.40 — A Trigger Event has not occurred. The investor receives a payment of $26.625 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity and the Ending Spot Rate is less than the Interest Barrier and Trigger Rate, the investor receives at maturity a payment of $1,026.625 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $26.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,106.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, and the Reference Currency depreciates from the Starting Spot Rate of 13 to an Ending Spot Rate of 14.30 — A Trigger Event has not occurred. The investor receives a payment of $26.625 per $1,000 principal amount note in connection with two of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Ending Spot Rate is equal to the Interest Barrier, even though the Ending Spot Rate is greater than the Starting Spot Rate, the investor receives at maturity a payment of $1,026.625 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $26.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,079.875 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, and the Reference Currency depreciates from the Starting Spot Rate of 13 to an Ending Spot Rate of 20.80 — A Trigger Event has occurred. The investor receives a payment of $26.625 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred, the Ending Spot Rate is greater than the Interest Barrier and the Reference Currency Return is -60%, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $479.875 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, and the Reference Currency depreciates from the Starting Spot Rate of 13 to an Ending Spot Rate of 22.10 — A Trigger Event has occurred. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred, the Ending Spot Rate is greater than the Interest Barrier and the Reference Currency Return is -70%, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-11
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Mexican peso relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of Mexican pesos that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 4, 2008 through September 27, 2013. The exchange rate of the Mexican peso relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on September 30, 2013 was 13.0917.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Spot Rate decreases (and the Reference Currency Return increases) when the Mexican peso appreciates in value against the U.S. dollar.

The Spot Rate on September 30, 2013 was 13.16375, calculated in the manner set forth under “Key Terms — Spot Rate” on PS-1 of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or any Review Date. We cannot give you assurance that the performance of the Mexican peso relative to the U.S. dollar will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

JPMorgan Structured Investments —	TS-12
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amounts Payable on the Notes” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Mexican Peso Versus the U.S. Dollar” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-13
Auto Callable Contingent Interest Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar